ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM
July 9, 2010
VIA FEDEX AND EDGAR

Re:	LPL Investment Holdings Inc. Registration Statement on Form S-1 Filed June 4, 2010 File No. 333-167325
Sonia Gupta Barros, Special Counsel
Kristina Aberg, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
          On behalf of LPL Investment Holdings Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of its common stock. Marked copies, which show changes from the Registration Statement as filed on June 4, 2010, are being filed supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.
          In addition, we are providing the following responses to the comment letter dated July 2, 2010 regarding the Registration Statement from the Staff. To assist your review, we have presented the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.
General
1.	Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Confirm that the industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert’s consent as an exhibit to the Registration Statement.

LPL Investment Holdings Inc.	Page 2 of 28
Response to Comment 1:
          The Company acknowledges the Staff’s comment and has included the relevant portions of the industry research reports on which the Company relied and/or cited in the prospectus in supplemental correspondence sent directly to the Staff. The Company confirms that the reports and studies were not prepared for the Company and that the Company did not provide compensation to the parties that prepared these reports, other than payment of standard subscription fees applicable to any purchaser of such reports.
2.	Please tell us why you have not provided the disclosure required by Item 506 of Regulation S-K.
Response to Comment 2:
          The Company advises the Staff that the disclosure required by Item 506 of Regulation S-K (Dilution) is not applicable to the Company. Item 506 of Regulation S-K is applicable only to registrants that are not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) immediately prior to filing of the Registration Statement or a registrant that is subject to the reporting requirements of the Exchange Act and has had losses in each of its last three fiscal years. The Company filed a Registration Statement on April 30, 2007 on Form 10 pursuant to Section 12(g) of the Exchange Act as it had, and continues to have, in excess of 500 security-holders. As such, the Company was subject to the reporting requirements of Section 13(a) of the Exchange Act immediately prior to filing the Registration Statement and continues to be subject to such requirements. The Company has reported net income of $47.5 million, $45.5 million and $61.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.
3.	We note your use of factual assertions throughout the prospectus. The basis for your comparative factual assertions and for your management’s beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following factual assertions:
•	During the period from 2004 to 2008, the independent channels experienced substantial growth on both an absolute and relative basis, taking market share from the captive channels, page 2;

•	The independent channels pay advisors a greater share of brokerage commissions and advisory fees than the captive channels — generally 80-90% compared to 30-50%, page 3;

•	We are the established leader in the independent advisor market, page 4;

•	Among the five largest U.S. broker-dealers by number of advisors, we offer the highest average payout ratios to our advisors, page 4; and

LPL Investment Holdings Inc.	Page 3 of 28
•	We currently support the largest independent advisor base and the fifth largest overall advisor base in the United States, page 69.
          Please review your entire prospectus to address our concerns.
Response to Comment 3:
          The Company has included the relevant portions of the industry research reports supporting the factual assertions in the prospectus, including the factual assertions noted above, in supplemental correspondence sent directly to the Staff.
4.	We note your reference to “payout ratios” throughout the prospectus. For example, you refer to having high payout ratios throughout the prospectus and your industry chart on page 69 describes payout ranges based on type of advisor. Please explain this concept in plain English and why it is important to your business.
Response to Comment 4:
          The Company has revised the prospectus on page 4 to explain this concept in plain English and describe its importance to the Company’s business.
5.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response to Comment 5:
          In connection with evaluating whether the Company’s compensation policies and practices for employees generally are reasonably likely to have a material adverse effect on the Company, the Company considered all of the components of its compensation program. As described in the Compensation Discussion and Analysis section beginning on page 101 of the prospectus, the Company delivers compensation to its senior executives primarily through a combination of annual base salary, bonus payments and long-term equity incentives in the form of equity interests in the Company. More specifically:
•	Annual base salaries are generally established based upon the executive’s expected responsibilities at the time an executive is hired. Any subsequent modifications to annual base salaries are influenced by the performance of the executive and by significant changes in market conditions. As base salaries are generally stable, the Company does not believe that they encourage excessive risk-taking.

•	Annual bonus payments are based upon the achievement of specified corporate performance objectives, including financial performance metrics. The objectives for fiscal 2009 are outlined on page 103 of the prospectus. In setting these corporate performance objectives, the Company attempts to balance the financial objective with more qualitative performance objectives which are designed to develop and strengthen the Company’s business. The Company believes that this set of objectives encourages management to focus more on making long-term investments to grow the Company’s business than on reducing investments to deliver short-term results.

LPL Investment Holdings Inc.	Page 4 of 28
•	The Company grants long-term equity incentives to its executives to encourage management to focus on the long-term value of its business. Furthermore, these equity grants are subject to service-based vesting requirements. The Company believes that its approach of tying a meaningful portion of executive compensation to the long-term value of the Company’s equity is a valuable tool in managing and mitigating any risks associated with its compensation policies and practices.
          The overall design of the Company’s executive compensation program aligns the interests of the Company’s senior executives with those of the Company’s stockholders. For other employees, compensation consists primarily of base salary with an annual bonus payment that represents a small percentage of total compensation. Accordingly, the Company believes compensation for all of its employees, including senior executives, has been structured so that inappropriate risk-taking is not encouraged or incentivized.
Market, Ranking and Other Industry Data, page ii
6.	We refer to the last sentence of the paragraph stating that you cannot guarantee the accuracy or completeness of certain industry data contained in the prospectus. Disclaimers of this nature are inappropriate. Please remove.
Response to Comment 6:
          The Company has removed the sentence on page ii of the prospectus stating that the Company cannot guarantee the accuracy or completeness of certain industry data contained in the prospectus.
Prospectus Summary, page 1
Overview, page 1
7.	We refer to your statement here and on page 69 that you have grown your net revenues at a 15% compound annual growth rate since 2000. Please include a statement that there is no guarantee that comparable growth rates will materialize in the coming years. Please also balance this information with disclosure that quantifies your net income or loss for the relevant time period. In addition, in an appropriate section of the prospectus, please separately show the change in net revenue for each year and balance this information with disclosure that quantifies changes in net income or loss for each relevant year. Please make comparable changes to your disclosure on page 4 regarding Adjusted EBITDA growth.
Response to Comment 7:
          The Company has revised the disclosure in the prospectus on pages 1 and 74 to remove references to net revenue growth. In addition, the Company has revised the disclosure on page 4 of the prospectus to provide net revenue, net income, Adjusted EBITDA and Adjusted Net Income growth rates for the periods presented in the Selected Consolidated Financial Data beginning on page 34 and included a statement that there is no guarantee that comparable growth rates will materialize in the future.

LPL Investment Holdings Inc.	Page 5 of 28
Our Business, page 2
8.	We refer to your statement here and similar statements throughout the prospectus that your number of advisors has grown at a CAGR of 20% between 2004 and 2008. Please include a statement that there is no guarantee that you will attract advisors at comparable rates in the coming years. For example, we note from your disclosure on page 38 that you have fewer advisors for the three months ended March 31, 2010 than you did for the three months ended March 31, 2009. Please add a statement here regarding the decrease in advisors for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 as well as a statement that the number of advisors in 2009 remained relatively the same as in 2008.
Response to Comment 8:
          The Company has revised the disclosure in the prospectus on pages 2 and 76 with respect to the growth of its advisors generally and on page 2 and 40 to describe and explain the changes in advisors between March 31, 2009 and March 31, 2010 and between 2009 and 2008.
9.	We refer to your statement that you provide a “leading integrated platform of technology and clearing services.” Please provide us with any studies or reports on which you rely to support your claim that you are leading provider of such services.
Response to Comment 9:
          In response to the Staff’s comments, the Company has revised the disclosure on page 2 and 76 to state that the Company provides a “comprehensive integrated platform of technology and clearing services.”
Our Financial Model, page 4
10.	Please explain why you believe a majority of your revenue is recurring and predictable and not correlated with financial markets.
Response to Comment 10:
          The Company has revised the prospectus on page 4, 37 and 38 to explain the concept of recurring revenue and explain why it believes that a majority of its revenue is recurring and predictable.
Our Competitive Strengths, page 4
11.	We refer to that bullet point on page 5 titled “Experienced and Committee Senior Management Team.” Please do not average your senior management’s years of experience.
Response to Comment 11:
          The Company has revised the prospectus on page 5 to remove the sentence regarding the average years of experience of its senior management.

LPL Investment Holdings Inc.	Page 6 of 28
Risks That We Face, page 6
12.	Please move this subsection to immediately follow the “Our Competitive Strengths” subsection and expand your summary risk factors so that the discussion is at least as prominent as the discussion of your strengths and sources of growth.
Response to Comment 12:
          The Company has revised the prospectus on page 6 to move the subsection titled “Risks That We Face” to immediately follow the “Our Competitive Strengths” subsection and expanded the Company’s summary risk factors so that the discussion is at least as prominent as the discussion of the Company’s strengths and sources of growth.
Risk Factors, page 12
13.	We note that LPL Investment Holdings Inc. is the parent company of your collective businesses. We also note your disclosure that your ability to withdraw capital from your broker-dealer subsidiaries could be restricted, which in turn could limit your ability to fund operations, repay debt, and redeem or purchase shares of your outstanding stock. Please consider adding a risk factor to discuss any material risks to your business arising from your reliance on dividends from your subsidiaries for your funds. Please also expand your disclosure to describe the material restrictions that apply to your subsidiaries’ ability to pay dividends to you.
Response to Comment 13:
          The Company has revised the prospectus on page 26 to include an additional risk factor regarding the limitations on the business arising from its reliance on dividends from its subsidiaries. In addition, the Company notes that because it conducts its business operations principally at the subsidiary level, the Company relies on dividends from its subsidiaries primarily to service its debt and not for its day-to-day operations and has accordingly revised the risk factor on page 17.
If the counterparties to the derivative instruments we use..., page 14
14.	We note your disclosure in this risk factor regarding the risks you may face if your counterparties fail to honor their obligations under derivative instruments. In an appropriate section of the prospectus, please describe who the counterparties may be. For example, describe if they are affiliates of banks, broker-dealers, insurance companies or others. Please also name any key counterparties upon which you currently rely.
Response to Comment 14:
          In response to the Staff’s comment, the Company has revised the prospectus to include the key counterparties upon which it currently relies in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Interest Rate Risk” beginning on page 71 and cross-referenced this in the risk factor on page 16 regarding the risks the Company may face if their counterparties fail to honor their obligations under derivative instruments. The Company confirms

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to the Staff that these are the only derivative instrument counterparties upon which it currently relies.
Use of Proceeds, page 28
15.	Please clarify if you will use all offering proceeds received by you for repayment of indebtedness.
Response to Comment 15:
          In response to the Staff’s comment, the Company has included disclosure on pages 9 and 30 of the prospectus that clarifies that the Company will use all offering proceeds received by the Company for repayment of indebtedness.
16.	Please tell us if any of the indebtedness that is to be repaid by offering proceeds was incurred in the last year. If so, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.
Response to Comment 16:
          In response to the Staff’s comment, the Company has included disclosure on page 30 that describes the use of the proceeds of indebtedness incurred in the past year.
Dividend Policy, page 29
17.	We note your disclosure that your indebtedness contains restrictions on paying dividends on your capital stock and restricting dividends or other payments to you. Please revise your disclosure to briefly describe and quantify such restrictions or cross reference to the specific discussion of such restrictions elsewhere in the prospectus.
Response to Comment 17:
          In response to the Staff’s comment, the Company has revised the prospectus to include the restrictions on paying dividends on the Company’s capital stock and restricting dividends or other payments to us in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness — Certain Covenants and Events of Default” beginning on page 61 and cross-referenced this in “Dividend Policy” on page 31.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
18.	Please revise your MD&A so that there is more focus on analysis as required by our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that “MD&A requires . . . an ‘analysis’ of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form.... A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.” For example, on page 46 you state that more market sensitive

LPL Investment Holdings Inc.	Page 8 of 28
products such as mutual funds and variable annuities experienced an increase over the prior year period and there was a decrease of sales of financial products with more predictable cash flows such as fixed annuities and insurance products. On page 50, in your comparison of 2009 compared to 2008, you state that there was a decrease in demand for market sensitive products and an increase in sales of products with more predictable cash flows. Please explain the reason for the change and describe any material trends. Please also explain the reasons for the changes in net cash from operating activities from period to period on page 55.
Response to Comment 18:
          In response to the Staff’s comment, the Company has revised its Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 37. With respect to changes in net cash from operating activities, the Company notes that its changes in net cash from operating activities are principally the result of day to day and period to period fluctuations arising from the settlement and funding of transactions by the Company’s advisors’ clients.
Our Sources of Revenue, page 35
19.	Please include disclosure as to the percentage of total revenue each source of revenue constitutes.
Response to Comment 19:
          In response to the Staff’s comment, the Company has revised its disclosure on page 38 of the prospectus to include disclosure as to the percentage of total revenue each source of revenue constitutes.
How We Evaluate Growth, page 37
20.	Please disclose the calculation of gross margin, including how this calculation reconciles to the Consolidated Statements of Operations.
Response to Comment 20:
          In response to the Staff’s comment, the Company has revised its disclosure on pages 40, 56 and F-66 of the prospectus to expand the description of gross margin to identify more clearly the two expense categories from the consolidated statements of income that comprise production expenses and are deducted from net revenues for the purposes of computing gross margin.
21.	We refer to the table on page 38 and number of advisors listed under Non-Financial Metrics. It appears from your disclosure that the number of advisors increased significantly in the first three months of 2009 and 2010 as compared to the prior year end, whereas their appears to be modest growth comparing the number of advisors at year end for 2007, 2008, and 2009. Please discuss.

LPL Investment Holdings Inc.	Page 9 of 28
Response to Comment 21:
          The Company advises the Staff that the numbers of advisors listed under non-financial metrics, presented in chronological order, are as follows:

		Increase (Decrease)from
Reporting Period	Number of Advisors	Prior Period
December 31, 2007	11,089	N/A
December 31, 2008	11,920	831
March 31, 2009	12,294	374
December 31, 2009	11,950	(344)
March 31, 2010	12,026	76
          The two primary factors that drive changes in the number of advisors from period to period are: (i) increases in the number of advisors as a result of the success of the Company in its business development efforts, and (ii) the attrition of advisors that resulted from consolidating the operations of the Affiliated Entities (as that term is used in the prospectus) into the Company’s platform, which involved the consolidation of certain advisor support activities and the conversion of the advisors licensed through the Affiliated Entities to the Company’s platform.
          The net increase of 374 advisors between December 31, 2008 and March 31, 2009 was primarily a result of successful business development activities. Between March 31, 2009 and December 31, 2009, the Company’s business development activities slowed from the first quarter’s pace, as the Company added 376 net advisors during this nine month period. However, in July of 2009, the Company announced the consolidation and conversion of the businesses of the Company’s Affiliated Entities onto the Company’s platforms. In connection with this announcement, approximately 720 advisors licensed through the Affiliated Entities terminated their relationships with the Company. This attrition more than offset the business development gains for the nine month period and the overall advisor count declined by 344.
22.	We refer to footnote (1) to the table on page 38 and your statement that you added 750 net new advisors during 2009. The disclosure in the table, however, suggests that you added only 30 advisors from December 31, 2008 to December 31, 2009. Please tell us the reason for this discrepancy.
Response to Comment 22:
          In response to the Staff’s comment, the Company has revised its disclosure on page 40 of the prospectus to explain the changes in its advisors over the periods presented. As noted in the Company’s response to Comment 21, the reported count of advisors increased by 30 during 2009, from 11,920 at December 31, 2008 to 11,950 at December 31, 2009. During 2009, the Company added a net of 750 advisors through its business development activities. However, these gains were offset by the announced consolidation and conversion of the businesses of the Affiliated Entities onto the Company’s platforms, which resulted in approximately 720 advisors licensed through the Affiliated Entities terminating their relationships with the Company.

LPL Investment Holdings Inc.	Page 10 of 28
Adjusted EBITDA, page 38
23.	Please tell us how each individual adjustment that management has made to arrive at Adjusted EBITDA from EBITDA are not representative of your core business and why you do not expect them to continue in the future.
Response to Comment 23:
          In response to the Staff’s comment, the Company has revised its disclosure on page 40 of the prospectus to remove language describing certain of the adjustments used to arrive at Adjusted EBITDA as non-recurring. In addition, the Company supplementally advises the Staff that the Company’s management believes Adjusted EBITDA provides investors with a meaningful metric that measures the expenditures necessary to support the provision of the Company’s various services to its advisors and financial institutions on an ongoing basis, which the Company considers to be its core business. Accordingly, Adjusted EBITDA excludes expenditures that are considered not to be core to the Company’s business. By presenting this information to investors, the Company believes Adjusted EBITDA provides a useful metric in assessing run rate expenses required to sustain the core business.
          More specifically, the adjustments used to arrive at Adjusted EBITDA from EBITDA are not representative of the Company’s core business for the following reasons:
•	Share-based compensation expense: represents the expense associated with previously-granted stock options granted at the Company’s discretion to employees. This expense is a non-cash expense that reflects the valuation of the Company at the time of grant and is not representative of current operating performance.

•	Acquisition and integration related expense: represents costs associated with acquisitions and the resulting integrations. These costs include but are not limited to advisory fees, legal fees, other transaction fees, employee and advisor retention, and severance. The costs associated with acquisitions relate to each specific transaction, and do not reflect run rate expenses required to support the ongoing operation of the acquired asset.

•	Restructuring and conversion cost: represents costs associated with the organizational restructuring charges incurred in 2008 and 2009 for severance and termination benefits, asset impairments, lease and contract termination fees and other transfer costs. These costs relate to specific restructuring events that are necessary to induce the alignment of the Company’s ongoing expense structure supporting the core business with evolutions in the Company’s strategic direction and/or substantial changes in macro economic conditions.

•	Other: represents impairment charges for the Company’s equity investment in 2008 in a technology joint venture and certain taxes and employment tax withholding related to a nonqualified deferred compensation plan established in 2008.

LPL Investment Holdings Inc.	Page 11 of 28
Adjusted Net Income and Adjusted Net Income per share, page 40
24.	Please tell us why management determined that it would be more appropriate to tax effect the EBITDA adjustments based upon what appears to be the statutory rates as opposed to your effective tax rate.
Response to Comment 24:
          The Company advises the Staff that the determination of the income tax rate applied in the calculation of Adjusted Net Income, as disclosed in footnote (1) to the table on page 44, begins with the effective tax rate for each respective period. For each period, the Company then adjusts this effective tax rate to exclude any differences between the effective income tax rate and the statutory income tax rate that do not relate either to the EBITDA Adjustments or the amortization of purchased intangible assets as described in note 11 to the consolidated financial statements. Generally, tax rate differences arising from uncertain tax positions and non-deductible expenses are not related to the EBITDA Adjustments or the amortization of purchased intangible assets and have, therefore, been excluded in determining the tax effect of these items.
25.	We note that you have adjusted net income for the EBITDA Adjustments and for the amortization of purchased intangible assets. Please tell us why the amortization of purchased intangible assets was not included in the EBITDA adjustment for depreciation and amortization, which agrees directly to the Consolidated Statements of Operations.
Response to Comment 25:
          In response to the Staff’s comment, the Company has revised the disclosure in the prospectus on pages 12, 44 and 57 to clarify that amortization of purchased intangible assets is a component of depreciation and amortization. As defined, Adjusted Net Income adds back the tax-effected amortization of purchased intangible assets only, and not the full depreciation and amortization reported on the Company’s consolidated statements of income that was added back in EBITDA and Adjusted EBITDA. Depreciation and amortization expenses arising from capital projects, other than acquisitions, are not considered as adjustments in the calculation of Adjusted Net Income but are considered adjustments in EBITDA and Adjusted EBITDA.
26.	We note that you present an Adjusted Net Income per share amount. Please disclose a reconciliation of this per share amount to fully diluted net income per share as calculated in accordance with GAAP.
Response to Comment 26:
          In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 44 and 57 of the prospectus regarding the reconciliation of Adjusted Net Income per share to earnings per share on a fully diluted basis as calculated in accordance with GAAP.

LPL Investment Holdings Inc.	Page 12 of 28
Liquidity and Capital Resources, page 54
27.	We note that the redemption date for your outstanding senior unsecured subordinated notes has passed. Please update your disclosure to reflect whether the redemption has occurred.
Response to Comment 27:
          In response to the Staff’s comment, the Company has revised its disclosure on pages 60, 64, F-25, F-26 and F-66 of the prospectus to clarify that the senior unsecured subordinated notes were redeemed on the redemption date.
Certain Covenants and Events of Default, pages 58
28.	Please expand your disclosure to address the actual or reasonably likely effects of compliance or non-compliance with those certain covenants on your financial condition and liquidity.
Response to Comment 28:
          In response to the Staff’s comment, the Company has revised its disclosure on page 62 of the prospectus to explain the likely effects on its financial condition and liquidity of non-compliance with the covenants related to its debt.
Critical Accounting Policies, page 62
Valuation of Goodwill and Other Intangibles, page 62
29.	Please expand your disclosure related to goodwill to provide information for investors so that they can better assess the probability of a future material impairment charge. In responding to this comment, please disclose the following information for each reporting unit that is at risk of failing the first step of impairment testing which compares the fair value of the reporting unit with its carrying amount, including goodwill:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

LPL Investment Holdings Inc.	Page 13 of 28
Response to Comment 29:
          In response to the Staff’s comment, the Company has revised its disclosure beginning on page 66 of the prospectus.
Quantitative and Qualitative Disclosures About Market Risk, page 67
30.	Please provide quantitative disclosure for your market risk. See Item 305 of Regulation S-K. Please also disclose your history of margin calls for your most recent three fiscal years.
Response to Comment 30:
          In response to the Staff’s comment, the Company has revised its disclosure beginning on page 71 with respect to market risk and interest rate risk to provide quantitative disclosure for the Company’s market risks. The Company has also included additional disclosure on credit risk. The Company’s history of losses on margin accounts were less than $0.1 million in each of the fiscal years ended 2009, 2008 and 2007. Accordingly, the Company has disclosed on page 72 of the prospectus that such losses have been immaterial.
          With respect to the Company’s disclosure of operational risk on page 73 of the prospectus, the Company has included this disclosure within its general discussion of market risks even though the disclosure does not cover market rate sensitive instruments and the risk is not a “market risk” for which the Company is required to provide disclosure pursuant to Item 305 of Regulation S-K. Instead, this disclosure is a discussion of the general risks applicable to the Company’s business and operations, for which quantitative disclosure could not be provided in any meaningful respect and which the Company nevertheless believes is helpful disclosure within the context of the discussion of market risks generally.
Business, page 69
Our Financial Advisors, page 71
31.	Please explain in greater detail the relationship between you and your advisors, including the fees your advisors pay to you for your services and how commissions are paid to your advisors. Please explain the material terms of any independent contractor agreement that you enter into with your advisors.
Response to Comment 31:
          In response to the Staff’s comment, the Company has revised its disclosure beginning on page 76 of the prospectus to expand on its disclosure of its relationships with its financial advisors.
Our Service Value Proposition, page 72
32.	We refer to the discussion in the second paragraph of Net Promoter Scores as reflected in a study recently prepared on your behalf. Please identify the management consulting firm

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and file an expert’s consent as an exhibit to the Registration Statement. Refer to Item 509 of Regulation S-K.
Response to Comment 32:
          The Company has removed the discussion of Net Promoter Scores on page 77 of the prospectus.
Our Product Access, page 75
33.	We note that you do not manufacture any financial products. Please discuss the material terms of any arrangements or agreements you have with providers of your financial products.
Response to Comment 33:
          In response to the Staff’s comment, the Company has revised its disclosure on page 80 of the prospectus to expand on its disclosure of its arrangements with the providers of financial products. The Company further advises the Staff that in contracting with the providers of its financial products, the Company is subject to each sponsor’s standard distribution agreement and these agreements typically are not the result of substantive negotiations nor do they contain specialized terms.
Executive Compensation, page 95
Compensation Discussion and Analysis, page 95
34.	We note your disclosure that the Compensation Consultants provided you with a benchmark review of executive compensation. Please disclose any benchmarks you used for each element of compensation and where actual compensation for that particular element fell in relation to the benchmark.
Response to Comment 34:
          In response to the Staff’s comment, the Company has revised its disclosure beginning on page 101 of the prospectus to clarify the role of the peer group review in setting compensation for the named executive officers.
Bonus, page 96
35.	We refer to the table on page 97 of target and actual bonus amounts for your named executive officers. We note that your named officers received bonuses in excess of their target amounts. Please discuss the factors considered by the compensation committee in awarding bonuses that exceeded the target amounts. We also note your statement that the compensation committee has the discretion to pay bonuses below the established amounts. Refer to Item 402(b)(2)(vi) of Regulation S-K.

LPL Investment Holdings Inc.	Page 15 of 28
Response to Comment 35:
          In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the prospectus to discuss the compensation committee’s decision-making process with respect to bonus payments for each named executive officer. The Company acknowledges its disclosure requirements with respect to Item 402(b)(2)(vi) of Regulation S-K and will include disclosure in its filings responsive to this Item whenever discretion is or may be exercised in making compensation decisions.
Long-Term Equity Incentive Program, page 97
36.	We refer to the Grants of Plan-Based Awards on page 101 and note that you granted stock options to your named executive officers in 2009. Please revise your disclosure to discuss what factors the Compensation Committee considered in deciding to make these awards. Refer to Item 402(b)(2) of Regulation S-K.
Response to Comment 36:
          In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the prospectus to discuss the factors the compensation committee considered in making awards of stock options to the Company’s named executive officers in 2009.
Employment Agreements with Named Executive Officers, page 98
37.	Please clarify if the description of terms of the employment agreements with your named executive officers reflect the terms of the agreements currently in place or the new agreements that you intend to enter into prior to completion of the offering.
Response to Comment 37:
          In response to the Staff’s comment, the Company has included on page 105 the description of terms of the employment agreements with the Company’s named executive officers reflecting the terms of the agreements currently in place and the new agreements that the Company intends to enter into prior to the completion of the offering.
Non-Qualified Deferred Compensation, page 103
38.	We refer to footnote (1) to the table and note that the amounts reported in the table are not included in the Summary Compensation Table. Please tell us why you have chosen not to include these amounts in the Summary Compensation Table.
Response to Comment 38:
          The Company advises the Staff that the amounts included in the Non-Qualified Deferred Compensation table represent the change in the fair value of the Company’s common stock during the most recent fiscal year and the aggregate balance of each applicable named executive officer’s account under such plan as of the end of the most recent fiscal year. As noted in the disclosure contained elsewhere in the Registration Statement, under the Company’s 2008 Nonqualified

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Deferred Compensation Plan, certain of the named executive officers have accounts that hold stock units. The value of such stock units is tied exclusively to the fair value of the shares of the Company’s common stock into which the units will be settled. As such, the Company does not credit the deferred compensation accounts with above-market or preferential earnings and there are therefore no amounts that would need to be disclosed in the Summary Compensation Table under Item 402(c)(2)(viii)(B) of Regulation S-K. Further, the Company does not provide an above-market return, contribute any additional amounts or guarantee investment returns with respect to amounts credited under the 2008 Nonqualified Deferred Compensation Plan.
Certain Relationships and Related Party Transactions, page 109
Review, Approval or Ratification of Transactions with Related Persons, page 109
39.	Please revise your disclosure to discuss your policies and procedures for the review, approval, or ratification of related party transactions’ at such time as you have adopted a formal policy.
Response to Comment 39:
          In response to the Staff’s comment, the Company has revised the Company’s disclosure on page 117 of the prospectus to discuss the Company’s policies and procedures for the review, approval, or ratification of related person transactions. The Company intends to adopt this policy prior to the completion of the offering.
Other Arrangements, page 110
40.	We note that there are several transactions with one of your Majority Holders. Please identify which Majority Holder is involved in each transaction. Refer to Item 404(a)(1).
Response to Comment 40:
          In response to the Staff’s comment, the Company has revised its disclosure beginning on page 118 of the prospectus to identify which Majority Holder is involved in each transaction.
41.	We note your disclosure indicates that you have forgiven $1.3 million of employee loans. Please tell us and disclose how you have accounted for these transactions, including the line item in which the expense has been recorded.
Response to Comment 41:
          In response to the Staff’s comment, the Company has revised its disclosure on page 118 of the prospectus to clarify that the forgiveness of employee loans was accounted for as compensation expense in fiscal 2009.

LPL Investment Holdings Inc.	Page 17 of 28
Principal and Selling Stockholders, page 111
42.	Please indicate by footnote or otherwise the number of shares included in the Number of Shares of Common Stock Beneficially Owned Prior to the Offering column that represent each person’s right to acquire beneficial ownership of such shares. Refer to Item 403 of Regulation S-K.
Response to Comment 42:
          In response to the Staff’s comment, the Company has revised its disclosure beginning on page 120 of the prospectus to indicate by footnote the number of shares included in the Number of Shares of Common Stock Beneficially Owned Prior to the Offering column that represent each person’s right to acquire beneficial ownership of such shares.
43.	We note your supplemental response dated June 29, 2010. Please tell us if the aggregate holding of each selling stockholder group you propose to use in your letter dated June 29, 2010 would be less than 1% of the class prior to the offering. Otherwise, please identify the selling stockholders or groups in accordance with Item 507 of Regulation S-K and our Compliance & Disclosure Interpretation 240.01.
Response to Comment 43:
          In response to the Staff’s comment, the Company notes that the Company plans to disclose in the Principal and Selling Stockholders section of the prospectus all information required by Item 507 of Regulation S-K for each director, executive officer and 5% stockholder, as well as for each selling stockholder who holds in excess of 1% of the Company’s outstanding shares. The Company will also include a single line item for “Other Selling Stockholders” that discloses share information in the aggregate with respect to these holders. With respect to this group, the Company will disclose, in a footnote, that the information required by Item 507 for members of the group is disclosed in a Form 8-K that is incorporated by reference. The Form 8-K to be filed by the Company will disclose the required Item 507 information for each member of the group (except to the extent group information is expressly permitted by Compliance & Disclosure Interpretation 240.01). Because the Company has been subject to Exchange Act reporting requirements since 2007, it is eligible to incorporate by reference selling stockholder information under the instructions to Form S-1. The Company believes this approach balances the requirements of Item 507 while providing a streamlined and meaningful presentation for potential investors in the prospectus.
Description of Capital Stock, page 113
Anti-takeover Effects of the Delaware General Corporation Law..., page 113
44.	We note that certain provisions in your certificate of incorporation and bylaws will go into effect upon a triggering event, which you define as when your Majority Holders collectively cease to own at least 40% or more of your outstanding common stock. Please clarify if you expect the public offering to create a triggering event.

LPL Investment Holdings Inc.	Page 18 of 28
Response to Comment 44:
          In response to the Staff’s comment, the Company has revised its disclosure on page 122 of the prospectus to clarify that the public offering will not create a triggering event.
Incorporation of Certain Information by Reference, page 127
45.	Please tell us why you have incorporated by reference the documents listed in this section. You appear to have provided the information incorporated by reference in the prospectus.
Response to Comment 45:
          The Company advises the Staff that it has determined to incorporate by reference the documents listed beginning on page 138 of the prospectus because (i) the Company has been required to file reports under the Exchange Act since 2007, and not all of the information included in such reports is required disclosure in the Company’s Registration Statement, (ii) in order to incorporate any information into the Registration Statement, General Instruction VII and Item 12 of Form S-1 require, among other things, that the Company specifically incorporate by reference the reports and documents listed on pages 138-139 of the prospectus and (iii) the Company wishes to preserve the flexibility of specifically incorporating other filings by reference into the Company’s Registration Statement to the extent the Company files such reports prior to the time of sale with respect to the offering.
          With respect to the Company’s current filings under the Exchange Act, certain information is not required to be included in a Registration Statement on Form S-1. This includes, among other things, information with respect to the Company’s corporate governance pursuant to Item 407 of Regulation S-K and Items 307 and 308 of Regulation S-K with respect to the Company’s disclosure controls and procedures and its internal control over financial reporting. The Company believes this additional information is helpful information for investors to consider in connection with the offering.
          As noted by the Staff, much of the information incorporated by reference into the prospectus has already been provided in the prospectus. Therefore, to clarify for investors the Company’s use of information incorporated by reference, the Company has advised investors on page 138 that any statement incorporated or deemed to be incorporated by reference into the prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in the prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the prospectus modifies or supersedes that statement.
          Finally, because the Company is subject to continued disclosure obligations pursuant to the Exchange Act, including with respect to ongoing current events and its recently completed second fiscal quarter, the Company may decide to incorporate this information by reference rather than include the entire information. For example, the Company may wish to disseminate the information to be filed in its upcoming quarterly report on Form 10-Q by means of a free writing prospectus and, in addition, incorporate by reference into the prospectus the entire Form 10-Q report.

LPL Investment Holdings Inc.	Page 19 of 28
46.	Please confirm that you will comply with our comments on this Registration Statement in your future filings, such as your next Form 10-K and Form 10-Q, to the extent the comments are applicable.
Response to Comment 46:
          The Company confirms that it will comply with the Staff’s comments on this Registration Statement in its future filings, such as the Company’s next Form 10-K and Form 10-Q, to the extent the comments are applicable.
Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Accounting Policies
Revenue Recognition Policies
Commission, page F-34
47.	For each reporting period, please disclose the amount of trail revenue and upfront commissions that were recorded based upon an estimate by management, and the amount of any change in estimate recorded in the subsequent reporting period.
Response to Comment 47:
          The Company reports accruals for uncollected trail commission and upfront sales commission revenues in the consolidated statement of financial condition in the caption receivables from product sponsors, broker-dealers and clearing organizations. The significant items within this category are detailed in Note 8 in the notes to the consolidated financial statements. Within this note, these accruals as referred to as “commissions receivable from product sponsors and others.”
          In response to the Staff’s comment, the Company has expanded its disclosure on page F-34 in the summary of significant policies to include a reference to Note 8 for information concerning the balance of such accruals.
          In addition, the Company supplementally notes that differences between the estimates of the accruals for trail commissions and upfront sales commission revenues and actual subsequent amounts collected have not been material in any of the periods presented.
Interest Income, Net of Interest Expense, page F-35
48.	Please disclose the gross amounts of interest revenue and interest expense that are netted on the Consolidated Statements of Operations.

LPL Investment Holdings Inc.	Page 20 of 28
Response to Comment 48:
          In response to the Staff’s comment, the Company has revised its disclosure on page F-35 of the prospectus to note that interest expense in the consolidated statements of income did not exceed $1.0 million in any fiscal year.
Reportable Segment, page F-38
49.	We note your disclosure indicates that you have aggregated three operating segments into one reporting segment. Please provide us with your analysis for determining that aggregation into one reporting segment was appropriate. In your response, provide detailed information that allows us to understand how you determined that the operating segments have similar economic characteristics as well as the other factors you considered in making this determination under 280-10-50-11 of the Accounting Standards Codification.
Response to Comment 49:
          The Company provides technology, products and services to enable independent advisors to provide securities brokerage and investment advisory services to retail clients. In providing its technology, products and services, the Company operates centralized support functions including compliance, licensing, commissions, training, broker-dealer support services (operations), business technology services, and other corporate services such as finance, legal, risk management and human capital.
          Unlike many of the Company’s industry peers who have multiple reporting segments related to proprietary product manufacturing (such as investment management, consumer banking and investment banking), trading (such as fixed income, foreign exchange and equities), or different customer segments (such as institutional and individual), the Company is focused on retail clients of independent advisors. As a result, the Company believes its aggregation into one reportable segment is appropriate.
          Operating segments: The Company’s internal reporting has been organized into three business channels: Independent Advisor Services (“IAS”), Institution Services (“IS”) and Custom Clearing Services (“CCS”). These business channels qualify as operating segments in accordance with Topic 280 of the Accounting Standards Codification (“ASC”), and have been aggregated and viewed by the Company as one single reportable segment due to their similar economic characteristics, products and services, production and distribution process, regulatory environment and quantitative thresholds. The Company performs an annual analysis to determine if its reportable segment presentation continues to be appropriate. CCS represents less than two percent of net revenues for all periods presented and is less than the quantitative threshold for separate segment reporting.
          Chief operating decision maker: The Company’s chief operating decision maker (“CODM”) is its Office of the Chairman, which is comprised of the Chairman and Chief Executive Officer, the Chief Financial Officer, the President and Chief Operating Officer and the President of National Sales. The CODM is responsible for making operational decisions. Significant operational decisions and strategic initiatives are assessed at a corporate level, not at the operating

LPL Investment Holdings Inc.	Page 21 of 28
segment level. The primary financial metrics regularly reviewed by the CODM in assessing performance include: net revenues, gross margin, gross margin percentage, Adjusted EBITDA, general and administrative expenses, Adjusted EBITDA as a percentage of net revenues, revenues by product and service, number of advisors and advisory and brokerage assets. The only data reported by business channel is net revenue and gross margin.
          Background: The Company’s operating segments provide technology, operations and services to enable advisors to provide brokerage and advisory services to their retail clients. IAS supports advisors that operate through individual, small team and large branch practices. IS offers the same types of technology and services to the same types of advisors as IAS, but focuses on offering these same technology and services to advisors working in regional and community banks, as well as credit unions.
          The channels provide business development and relationship management services to advisors. The channels do not represent stand alone businesses and cannot operate independently from one another. Outside of the areas of business development and relationship management, all critical support functions to advisors are shared across the channels. These shared support functions include compliance, licensing, commissions, training, broker-dealer support services (operations), business technology services, and other corporate services such as finance, legal, risk management and human capital.
          Accounting literature: ASC Topic 280-10-50-11 states that operating segments can be aggregated to form a single reportable segment if they have similar economic characteristics, as well as similarities in each of the following areas:
i)	The nature of the products and services;

ii)	The nature of the production processes;

iii)	The type or class of customer for their products and services;

iv)	The methods used to distribute products or provide services and

v)	If applicable, the nature of the regulatory environment.
          Similar economic characteristics: The Financial Accounting Standards Board (“FASB”) has indicated that one of the characteristics that should be used to evaluate whether operating segments have similar economic characteristics is that of having similar long-term financial performance, as measured by similar long-term margins. Both metrics that are available at the business channel level (net revenues and gross margin) demonstrate the similar economic characteristics of the business channels. Gross margin is calculated as net revenues less production expenses. Production expenses consist of the following expense categories from the Company’s consolidated statements of income: (i) commissions and advisory fees and (ii) brokerage, clearing and exchange. The Company considers both historical and expected future performance in its gross margin. Gross margin as a percentage of net revenue for IAS and IS has ranged between 24% to 30%, and the difference in gross margin as a percentage of net revenue between IAS and IS has never been greater than 6%.

LPL Investment Holdings Inc.	Page 22 of 28
          The Company’s revenue trends also evidence similar economic characteristics. At May 30, 2010, year-to-date net revenue for IAS and IS was 78.6% and 19.6%, respectively, of total consolidated net revenue. Net revenue for IAS and IS as a percentage of total consolidated net revenue has not varied significantly between reporting periods even during the recent periods of volatility in the market.
          The nature of the products and services: Aside from the quantitative analysis, the Company notes that each of the three channels is economically similar on a qualitative basis because the revenues and costs of running the business are all tied to the delivery of the same products and services and are within the same industry and similar client demographics. For example, a key driver for revenues in all three channels is the sale of mutual funds by advisors to retail clients. The amount of revenues (sales-based commissions and trailing commissions) and direct cost of supporting the revenues (compensation and benefits and other general and administrative expense) are very similar.
          The Company offers advisory program services, open product architecture offering investment solutions, compliance and risk management, comprehensive marketing, training and support, objective research, service center and technology across all channels. By allowing advisors to select services from among these offerings, the Company helps advisors to focus on their core areas of expertise, while enabling them to provide outstanding service and strategies to their clients.
          The nature of the production process: The FASB has indicated that similarities in the nature of the production process may be demonstrated by sharing of common or interchangeable production or sales facilities, equipment, labor force, or service group or use of the same or similar basic raw materials. Likewise, similar degrees of labor intensiveness or similar degrees of capital intensiveness may indicate a relationship among products or services.
          The production process for each channel is provided by the same two shared support groups: broker-dealer support services (typical back-office operations) and business technology services (the technology development group). Broker-dealer support services and business technology services provide the same types of production support and delivery services for each of the channels. Key production processes including trade order entry, trade settlement, client confirmations and statement production, market data, securities custody, cash and securities processing, and new account set-up are all consistent across channels.
          The type or class of customer for their products and services: The channels provide their business development and relationship management services through different points of contact. IAS has a team of regional recruiters who reach out to advisors who may already be independent financial advisors (i.e. registered with another broker-dealer) or who may be affiliated with wirehouse or regional firms. Recruiting advisors into IAS involves a personalized process, with each advisor or branch brought on one at a time. IS has a business-to-business sales team that meets with bank and credit union executives. When IS successfully recruits a banking institution, it may gain as few as one or as many as 100 advisors.
          The types and classes of retail clients are the same across all channels, although the Company does utilize different points of contact. The recruiting efforts ultimately lead to the same

LPL Investment Holdings Inc.	Page 23 of 28
end result; additional advisors and retail clients which consume the products and services of the firm. This fact is evidenced by the Company’s service support structure and revenue streams, which look very similar for each of the three channels. The Company’s revenues are primarily derived from products sold and services consumed by advisors, and the touch points for those product sales and services are generally directly with the advisors (not the financial institution or introducing broker-dealer). This is evidenced by similar call center groups for advisors and the absence of an institutional support desk that is typical for institutional or clearing relationships. Additionally, the advisors in each channel are not solely differentiated by size. The IAS channel, as an example, has some large branch offices that can exceed the size of offices recruited through banks or credit unions, and the IS channel has some banks and credit union clients with only one or two advisors.
          The methods used to distribute their products or provide the services: The methods used to distribute products and services are similar in all three channels. The distribution and service process for each of the channels takes place through the advisors. The advisors in all three channels access similar products to service or sell to their clients. The products and services offered to advisors and their clients are offered in the same manner irrespective of service channel. For example, the advisors in each channel use the firm’s technology (i.e. BranchNet), to manage client accounts, access research materials, and perform other related services.
          The nature of the regulatory environment: IAS and IS provide technology, operations, product and services to enable advisors to provide brokerage and investment advisory services to retail advisors. These brokerage and investment advisory services are regulated by FINRA, the SEC and state securities regulators. The operating segments are subject to the same rules and regulations.
          The Company believes that its operating segments meet all of the requirements set forth in ASC Topic 280-10-50-11 for aggregation into a single reportable segment.
Goodwill, Intangible Assets and Trademarks and Trade Names, pages F-38
50.	We note that you have assigned useful lives to your customer relationships ranging from 10- 20 years. Please provide us with a summarized analysis for how you were able to determine the appropriateness of these useful lives in consideration of relevant factors such as contractual agreement terms, past history, etc. Within your response, please tell us what factors led to the impairment during 2009 and how these circumstances would affect your assessment of the assigned useful lives.
Response to Comment 50:
          At December 31, 2009, the Company reported approximately $366.8 million in identifiable intangible assets related to its relationships with advisors. Of this amount, $303.8 million is related to the acquisition of a majority stake in the Company in 2005 by investment funds affiliated with the Majority Holders (the “LBO”). The remaining $63.0 million relates to several acquisitions completed in 2007.
          The Company supplementally advises the Staff that it assigned an initial useful life to the identifiable intangible assets of twenty years for its advisor relationships arising from the LBO and for most of such relationships arising from its 2007 acquisitions. The determinations of the useful

LPL Investment Holdings Inc.	Page 24 of 28
lives were based upon a series of analyses to evaluate the duration of the Company’s relationships with its advisors.
          The Company regularly analyzes the retention of advisors who join the Company through business development activities to determine whether the lives the Company has ascribed to these assets continues to be reasonable. The Company believes the size of its advisor base, as the fifth largest firm in the United States by advisor count, provides a sufficiently large base from which to derive conclusions as to advisor retention. The Company looks at both headcount and the commission and advisory fee revenues derived from clients of those financial advisors (gross dealer commission or “GDC”) in this analysis. The Company places a stronger emphasis on GDC because it more clearly demonstrates the economic value of relationship between the advisor and the Company. Prior to its 2007 acquisitions, the last recruiting class that the Company analyzed over a ten-year time horizon was the class of 1998. The Company analyzed this class for a ten-year period to determine how many advisors recruited in 1998 remained in 2007 and noted headcount and GDC exceeded 50% and 75%, respectively. The Company also analyzed recruiting classes between years 1999 and 2005 and noted no significant variances or unusual trends. In performing this analysis, the Company gained support that a 20 year useful life continues to remain reasonable, given that in excess of 50% of the headcount and 75% of the GDC remained at the Company. The Company also regularly evaluates and measures annual advisor attrition for a number of reasons, including measuring overall advisor satisfaction. The Company’s advisor attrition is between 2 to 4% annually (in terms of GDC), which correlates to an average life in excess of 20 years.
          On June 20, 2007, the Company acquired several broker-dealer entities which are commonly referred to as the “Affiliated Entities” in the Company’s Registration Statement. The Affiliated Entities included three broker-dealers, Mutual Service Corporation (MSC), Waterstone Financial Group (WFG), and Associated Securities Corp. (ASC). From the date of acquisition through 2009, the Affiliated Entities continued to operate as stand-alone legal entities. During this time, the Company experienced Affiliated Entity advisor attrition consistent with the Company’s long term experience noted above. As a result of the challenging and volatile market environment in 2008 and early 2009, the Company evaluated the potential operating efficiencies that would result from a consolidation of the operations of the Affiliated Entities into the operations of LPL Financial. One of the factors considered in the evaluation was the potential for increased attrition of the advisors at the Affiliated Entities.
          On July 10, 2009, the Company announced its decision to consolidate the operations of the Affiliated Entities. When management made this decision, it anticipated that Affiliated Entity advisor related attrition would increase substantially given the disruptive nature of the conversion coupled with the difficult market environment.
          As a result of this Affiliated Entity consolidation, the Company recorded a charge for impairment of the advisor relationship identifiable intangible asset in the third and fourth quarters of 2009 based upon an increase in the attrition of advisors and associated GDC. Please refer to the Company’s response to Question 52 for a further discussion of the measurement of this impairment. No other area within the Company’s base of advisors experienced an increase in historical attrition rates during this period of market uncertainty and Affiliated Entity consolidation.

LPL Investment Holdings Inc.	Page 25 of 28
          The Company considered January 31, 2010 as the effective conclusion of the process of consolidating the operations of the Affiliated Entities since all licenses of the advisors and client accounts of the advisors had been transferred and all supporting client account paperwork was required to be completed by this date. In evaluating whether the increased attrition during the conversion period impacted the Company’s ongoing assessment of the useful life of the advisor relationship intangible, the Company considered the nature of disruption of the advisors created by the consolidation process. The Company also evaluated attrition of the advisors and related GDC during the period from February 1, 2010 through March 31, 2010 in preparing the Company’s condensed consolidated financial statements for the period ended March 31, 2010 and noted that attrition of the legacy Affiliated Entity advisors had returned to levels equal to or lower than the overall attrition experienced prior to June 30, 2009 and that overall attrition of the Company’s advisors remained at 2 to 4% per annum which continues to suggest that a useful life of 20 years is reasonable.
          The Company will continue to monitor its advisor attrition on a regular basis.
51.	For each impairment charge, please disclose in which line item you have recorded the charge within your Consolidated Statements of Operations.
Response to Comment 51:
          In response to the Staff’s comments, the Company has revised the disclosure on page F-39 to disclose on which line the Company has recorded the charge within its consolidated statements of income.
Fair Value Measurements, page F-45
52.	Please tell us, specifically, how you determined the value of the impairment based upon the loss of future expected cash flows for advisors who were not retained and how management determined that this method was appropriate. Please cite any accounting literature relied upon.
Response to Comment 52:
          The Company supplementally advises the Staff that it calculates impairment loss in accordance with ASC Topic 360, Property, Plant and Equipment (“ASC Topic 360”), which indicates that an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value (ASC 360-10-35-17).
          On June 20, 2007, the Company acquired the Affiliated Entities, as defined in Comment 50 above. As a result of this acquisition the Company recorded goodwill and several identifiable intangible assets.
          The Company initially determined the value of identifiable intangible assets at the time of acquisition for each acquired entity based upon the commission and advisory fee revenues (GDC) derived directly from clients of the financial advisors of the Affiliated Entities.

LPL Investment Holdings Inc.	Page 26 of 28
          On July 10, 2009, the Company committed to a corporate restructuring plan that consolidated the operations of the Affiliated Entities with LPL Financial to enhance the service offerings to financial advisors and generate efficiencies. On September 14, 2009, the securities licenses of the advisors that elected to transfer from the Affiliated Entities, as well as their client accounts, were transferred to LPL Financial. The portion of the advisor relationship intangible assets associated with the advisors that elected not to transfer to LPL Financial needed to be evaluated for impairment.
          In an effort to determine the portion of the advisor relationship intangible assets associated with the advisors that elected not to transfer, the Company allocated the intangible assets based on the percentage of GDC derived from clients of those financial advisors. The Company obtained GDC data for the twelve month period ended June 30, 2009 for each advisor. Although the announcement did not occur until July 2009, as a conservative measure, the Company assumed any advisor that had given notice to the Company on or after June 1, 2009 may be attributed to the restructuring. Any termination that occurred before June 1, 2009 was considered to be in the normal course of business.
          As of June 30, 2009, advisors licensed with the Affiliated Entities generated $220.5 million in GDC during the prior twelve months. The advisors that left during the period from July 1, 2009, through January 29, 2010, represented $77 million of this GDC, an attrition of approximately 35% for the twelve month period immediately preceding the announcement of the conversion. The Company determined that there were no future cash flows associated with these terminated advisors, and accordingly there was no future economic benefit to the Company. Accordingly, the fair value of the intangible asset related to the terminated advisors was determined to be $0.
          The carrying value of the aggregate intangible asset was approximately $47.0 million prior to the announcement of the restructuring. Since this carrying value is based upon the underlying advisors’ GDC, the Company concluded that approximately 35% of this carrying value ($16.1 million) represented the carrying value associated with the terminated advisors.
Commitments and Contingencies
Service Contracts, page F-57
53.	Please tell us your basis for characterizing the fees incurred for failing to maintain the threshold of client accounts as a restructuring charge. Please tell us how management was able to specifically link their restructuring activities to the decrease in client accounts.
Response to Comment 53:
          Most of the Company’s securities business is cleared through LPL Financial, not a third-party clearing broker-dealer. However, the Company also maintains a clearing agreement with a third-party clearing broker-dealer, whereby the Company’s subsidiaries, including the Affiliated Entities, introduce securities transactions to this third-party clearing broker-dealer. The clearing agreement contains a requirement to maintain a minimum number of client accounts. In the event that the number of client accounts introduced by the Company’s subsidiaries falls below the minimum, the third-party clearing broker-dealer is owed a one-time penalty based upon the number of accounts by which the total number of accounts falls below the minimum. Prior to the

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consolidation of the operations of the Affiliated Entities onto the clearing platform of LPL Financial that is discussed above and in the Registration Statement, the aggregate number of accounts at the third party clearing firm exceeded the minimum number of accounts necessary to avoid the financial penalty. The consolidation included the transfer of a large number of accounts from the third-party clearing firm to LPL Financial which directly triggered the financial penalty. This transfer was a critical component of the restructuring plan announced on July 10, 2009. For these reasons, the Company deems it appropriate to characterize this penalty fee for failure to maintain the minimum number of client accounts as a restructuring charge.
Share-Based Compensation, Page F-59
54.	Please disclose stock option and warrant activity for all years presented.
Response to Comment 54:
          To be responsive to the Staff’s comment, the Company has revised its disclosure on page F-60 of the prospectus to disclose stock option and warrant activity for all years presented. The Company advises the Staff that it believes the original disclosure was in accordance with ASC Topic 718, Compensation — Stock Compensation, which indicates disclosure of stock option and warrant activity is required only for the most recent year for which an income statement is provided (ASC 718-10-50-2).
Prospectus Back Cover Page
55.	Please include the dealer prospectus delivery obligation language as required by Item 502(b) of Regulation S-K.
Response to Comment 55:
          The Company advises the Staff that the disclosure required by Item 502(b) of Regulation S-K, together with Rule 174(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), provides for the inclusion of the dealer prospectus delivery obligation language on the prospectus back cover page only if the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act immediately prior to filing of the Registration Statement. As discussed above in response to Comment 2, the Company was subject to the reporting requirements of Section 13(a) of the Exchange Act immediately prior to filing the Registration Statement and continues to be subject to such requirements.
Item 15. Recent Sales of Unregistered Securities, page II-2
56.	For each transaction, please disclose the facts relied upon to make the exemption available. Please also identify which rule under Regulation D that you relied upon for those instances in which you relied upon Regulation D. Refer to Item 701(d) of Regulation S-K.
Response to Comment 56:
          In response to the Staff’s comment, beginning on page II-2 the Company has included additional factual disclosure describing the applicable section of the Securities Act or Commission

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rule exemption available for each of the disclosed transactions and provided the rule under Regulation D that the Company relied upon for those instances in which the Company relied upon Regulation D.
Item 16. Exhibits and Financial Statements Schedules, page II-4
57.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.
Response to Comment 57:
          In response to the Staff’s comments, the Company is providing supplementally with this response letter the form of legal opinion. The Company does not anticipate filing a tax opinion. In addition, the Company will file all remaining exhibits as soon as practicable in order to allow the Staff sufficient time to review those documents.
58.	Please file a copy of the new stockholders agreement that you intend to enter into, as referenced on page 110, when it has been executed.
Response to Comment 58:
          The Company will file a copy of the new stockholders agreement as soon as practicable after the form of agreement has been finalized.
*          *          *          *          *
          Please do not hesitate to call me at 617-951-7294 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Julie H. Jones

Julie H. Jones

cc:	LPL Investment Holdings Inc. Stephanie L. Brown